Exhibit 7.13

LOAN AGREEMENT

Party A (Borrower):	LIN Shuipan

Party B (Lender):	CHEN Xiuyu

Considering Party A needs financing in connection with Party A’s acquisition of certain shares of Exceed Company Ltd. (“EDS”), the Parties agree as follows through negotiations whereby Party B agrees to lend US$15 million to Party A in Hong Kong in connection with Party A’s acquisition of certain shares of EDS.

1. Party B undertakes to lend to Party A US$15 million, and Party B shall transfer the same amount in cash to an account at a bank outside the People’s Republic of China designated by Party A before December 20, 2014.

2. Term of the Loan: Subject to execution of this Agreement and transfer of the Loan to the bank account designated by Party A, the Loan shall be repaid within two months after completion of the related privatization.

3. Loan Interest: 9.5% on annual basis.

4. Payment: The principal of the Loan and any interest accrued thereupon during the period from the date of its transfer to Party A to the date of its repayment will be repaid to Party B in lump sum cash.

5. Applicable Law: This Loan Agreement will be governed by and construed in accordance with the laws of the Hong Kong Special Administrative Region of the People’s Republic of China.

6. This Loan Agreement is in two originals with each Party holding one original.

Party A: /s/LIN Shuipan

Party B: /s/CHEN Xiuyu

Date: September 5, 2014